

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 28, 2016

William Santana Li
Chief Executive Officer
Knightscope, Inc.
1070 Terra Bella Avenue
Mountain View, CA 94043

> **Re:** **Knightscope, Inc.**
> **Offering Statement on Form 1-A**
> **Filed November 7, 2016**
> **File No. 024-10633**

Dear Mr. Li:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II and III - Preliminary Offering Circular

1. The final price of the offering may be provided in a supplement after qualification; however, a range or estimated price to the public must be included in the preliminary circular. See Section 253 of Regulation A. Please revise accordingly.

Use of Proceeds, page 11

2. You indicate that your offering will be conducted on a "best-efforts" basis. Please revise your disclosures throughout to discuss how the amount and use of proceeds will be affected if you only sell 25%, 50% and 75% of the shares being offered (in addition to the information you have provided for a 100% sale).

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or me at (202) 551-3815 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Jeanne Campanelli
        KHLK LLP